July 3, 2019

Gregory K. Millen
Manager of The Noble Group, LLC
Noble Advisors, LLC
1817 Olde Homestead Lane, Suite 101
Lancaster, PA 17601

       Re: Noble Advisors, LLC
           Post-qualification Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed June 25, 2019
           File No. 024-10776

Dear Mr. Millen:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2019 letter.

1-A POS Filed June 25, 2019

Cover page

1. We note your response to comment 1, and we reissue the comment in part. Please revise the cover page of your offering circular and elsewhere, as appropriate, to disclose the aggregate value of notes you are currently offering. In this respect, please note that you should reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to
       Form 1-A for guidance.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 Gregory K. Millen
Noble Advisors, LLC
July 3, 2019
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann, Staff Attorney, at 202-551-3207 or Erin
E.
Martin, Legal Branch Chief, at 202-551-3391 with any questions.



                                                           Sincerely,
FirstName LastNameGregory K. Millen
                                                           Division of
Corporation Finance
Comapany NameNoble Advisors, LLC
                                                           Office of Real
Estate and
July 3, 2019 Page 2                                        Commodities
FirstName LastName